Exhibit 99.2

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2021. This discussion should be read in conjunction with the Company’s Quarterly Report, the unaudited interim consolidated financial statements for the three months ended March 31, 2021 and 2020 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements and the financial information contained in this MD&A were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Company and its operations can be obtained on www.sedar.com .

The effective date of this MD&A is May 26, 2021.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the extent of the impact of the novel strain of coronavirus (“COVID-19”), including government and/or regulatory responses to the outbreak;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	the Company’s ability to secure further equity or debt financing, if required;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate recent acquisitions;

•	the ability to develop the Company’s brand and meet growth objectives;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

•	the risk related to limited market data and difficulty to forecast results;

•	the concentrated voting control of the Company;

•	market volatility and the risks associated with selling of substantial amount of Subordinate Shares;

•	product liability claims related to the products the Company cultivates, produces and sells; and

•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination and start-up costs.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Reconciliations are provided elsewhere in this MD&A.

Description of Business

Ayr is a vertically-integrated cannabis multi-state operator in the U.S., with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, and Ohio. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and provides operational and service support to licensed cannabis companies. The Company was previously a special purpose acquisition corporation (“SPAC”) which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Company, referred to as the Company’s “Qualifying Transaction”. The Company had only one operating segment, cannabis sales, during the period ended March 31, 2021. As the Company has experienced rapid growth operating segments will be further analyzed and are subject to future change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate, restricted, and limited voting shares (“Subordinate Shares”), warrants (“Warrants”), and rights (“Rights”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively. The Company’s Subordinate Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to AYRWF.

History of the Company

The Company was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Company is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Company is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

For information on the Company’s initial public offering, please refer to the Company’s final non-offering prospectus dated February 15, 2019 and the Company’s management information circular dated February 19, 2019.

On September 12, 2018, the Company incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

On May 24, 2019, the Company completed its Qualifying Transaction, including through operational and service agreements, of the target businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”).

Business combinations and asset acquisitions

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim financial statements due to (i) the fact that they are economically equivalent to the Company’s publicly traded Subordinate Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to each of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. The Company tests the recoverability of its goodwill annually, or more frequently, if events or changes in circumstances indicate that they might be impaired. For further analysis on goodwill relating to business combinations, see Note 7 on the interim financial statements. All the acquisitions noted below were accounted for in accordance with ASC 805.

Any summary of certain material terms from the definitive agreements, as amended, in respect to the acquisitions below are not exhaustive and are qualified in its entirety which may be found on Ayr’s profile on SEDAR at www.sedar.com

2021 First Quarter Acquisitions

Business combinations

On February 26, 2021, the Company completed its acquisition of 242 Cannabis LLC and DJMMJ Investments LLC (dba Liberty Health Sciences Florida Ltd.) (collectively referred to as “Liberty”) in a stock-for-stock combination. On March 23, 2021, the Company completed its acquisition of Blue Camo LLC doing business as (“dba”) Oasis (“Oasis”) through a membership interest purchase agreement. On March 31, 2021, the Company completed its acquisition of Ohio Medical Solutions, LLC (“Ohio Medical”) through an asset purchase agreement.

Asset acquisitions

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness, Center, LLC (“Parma”). Collectively, the Liberty, Oasis, Ohio Medical, and Parma acquisitions are referred to as the “Q1 2021 Acquisitions.”

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Management will finalize the accounting for the acquisitions no later than one year from the date of the respective acquisition dates. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Liberty	Oasis	Parma	Ohio Medical	Total
US$	$	$	$	$	$
ASSETS ACQUIRED
Cash	6,650,137	8,213,418	-	-	14,863,555
Accounts receivable	-	26,125	-	6,362	32,487
Inventory	53,525,694	10,079,251	-	313,076	63,918,021
Prepaid expenses and other assets	817,824	463,825	-	85,474	1,367,123
Intangible assets	270,000,000	220,000,000	13,255,000	11,739	503,266,739
Property, plant, and equipment	58,438,900	10,898,530	3,910,000	489,739	73,737,169
Right-of-use assets - operating	13,819,462	15,824,407	-	3,488,670	33,132,539
Right-of-use assets - finance, net	378,992	13,095	-	-	392,087
Deposits	619,377	166,200	-	252,000	1,037,577
Total assets acquired at fair value	404,250,386	265,684,851	17,165,000	4,647,060	691,747,297

LIABILITIES ASSUMED
Trade payables	3,274,255	2,935,856	-	-	6,210,111
Accrued liabilities	5,781,303	3,089,641	-	-	8,870,944
Income tax payable	3,284,437	428,875	-	-	3,713,312
Deferred tax liabilities	70,525,181	-	-	-	70,525,181
Lease liabilities - operating	13,819,462	15,824,408	-	3,497,060	33,140,930
Lease liabilities - finance	378,992	13,095	-	-	392,087
Debts payable	7,479,389	-	-	-	7,479,389
Accrued interest	153,057	-	-	-	153,057
Total liabilities assumed at fair value	104,696,076	22,291,875	-	3,497,060	130,485,011

Goodwill	99,944,878	35,030,364	-	-	134,975,242

Calculated purchase price	399,499,188	278,423,340	17,165,000	1,150,000	696,237,528

Liberty Business Combination

Liberty is a vertically-integrated cannabis company with cultivation, processor, transporter, and retail dispensary operations in Florida. Liberty owns a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of current production facilities and operates over 35 dispensaries in the medical market.

Purchase consideration was comprised of the following:

		Shares	Value
Equity	i	12,670,958	$399,499,188
Total		12,670,958	$399,499,188

Pursuant to the terms of the Definitive Agreement (“Liberty Agreement”), Ayr satisfied the purchase price of $399.5 million for Liberty through the following:

i.	$399.5 million of the Liberty purchase price in the form of 12,670,958 Subordinate Shares of the Company in a stock-for-stock combination. Liberty shareholders received 0.03683 Ayr shares for each Liberty share held.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Oasis Business Combination

Oasis is a vertically-integrated cannabis company with a cultivation, processing, and retail dispensary operations in Arizona. Oasis operates a 10,000 square foot cultivation and processes facility and has an 80,000 square foot cultivation facility under development. Oasis operates three dispensaries in both the adult-use and medical markets.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$9,732,751
Debt Payable	ii		25,888,342
Shares Issued	iii	4,570,434	125,187,247
Contingent Consideration	iv		117,615,000

Total		4,570,434	$278,423,340

Pursuant to the terms of the Definitive Agreement (”Oasis Agreement”), Ayr satisfied the purchase price of $278.4 million for Oasis through the following:

i.	$9.7 million of the Oasis purchase price in the form of cash consideration;

ii.	$25.9 million of the Oasis purchase price in the form of promissory notes payable;

iii.	$125.2 million of the Oasis purchase price in the form of 4,570,434 Exchangeable Shares, that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. Two million of the Exchangeable Shares are held in escrow and may be payable upon the achievement of established cultivation targets at the facility under development. These shares have restrictions on their ability to be sold for six to eighteen months (the “Oasis Lock-Up Provision”); and

iv.	A portion of the Oasis purchase price is derived from an earn-out provision, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved.

Parma Asset Acquisition

Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma. Parma is a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The land and building where the facility is located are owned by Greenlight Holdings.

As the Parma acquisition did not meet the definition of a business according to ASC 805 as the assets were a similar group of assets and there were no outputs at the time of acquisition, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $17,165,000, paid in cash.

Ohio Medical Business Combination

Ohio Medical is a cannabis processor and manufacturer in the Ohio medical market with a 9,000 square foot medical marijuana processor facility that is licensed as part of the Ohio medical cannabis program.

Purchase consideration for the combination was $1,150,000, paid in cash.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

2020 Fourth Quarter Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC PA, a wholly-owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Q4 2020 Acquisitions”.

The details of the purchase price consist of cash, debt, Subordinate Shares, and Exchangeable Shares.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Dochouse	Canntech	Total
US$	$	$	$
ASSETS ACQUIRED
Cash	-	2,383,373	2,383,373
Inventory	-	254,342	254,342
Prepaid expenses, deposits, and other current assets	-	525,989	525,989
Intangible assets	13,072,485	62,099,558	75,172,043
Property, plant, and equipment	11,063,908	10,596,301	21,660,209
Right-of-use assets - operating	-	11,131,990	11,131,990
Deposits and other assets	-	204,132	204,132
Total assets acquired at fair value	24,136,393	87,195,685	111,332,078

LIABILITIES ASSUMED
Trade payables	290,512	715,912	1,006,424
Accrued liabilities	46,330	262,130	308,460
Advance from related parties	2,303,349	5,737,455	8,040,804
Lease liabilities - operating	-	11,170,076	11,170,076
Debts payable	-	8,271,432	8,271,432
Total liabilities assumed at fair value	2,640,191	26,157,005	28,797,196

Goodwill	-	3,015,000	3,015,000

Calculated purchase price	21,496,202	64,053,680	85,549,882

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to ASC 805, it was recorded as an asset acquisition. Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450

Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5 million for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4 million was paid on closing, $3.0 million was paid within three months, and $2.1 million is payable within six months of closing;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

ii.	$1.9 million of the DocHouse purchase price in the form of promissory note payables; and

iii.	$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”).

CannTech PA Business Combination

CannTech PA is a vertically-integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Value
Cash	i, iv		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635

Total		1,310,041	$64,053,680

Pursuant to the terms of the CannTech PA Agreement, Ayr satisfied the purchase price of $64.1 million for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million;

iii.	$24.9 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”); and

iv.	Settlement of the final working capital adjustment.

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s net earnings from the date of acquisition.

The consideration that is subject to a Lock-Up Provision is measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The fair value was determined by the Company’s share price at the acquisition date and other inputs based on other observable market data. The earn-out provision in the Oasis Agreement has been measured at fair value by using a Monte-Carlo simulation model. Refer to Note 13 on the interim financial statements for the contingent consideration fair value treatment subsequent to the acquisition.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Outlook

Current Markets

Massachusetts

In Massachusetts, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and medical retail dispensary operations. Ayr operates in Massachusetts under the Sira Naturals brand. Ayr’s retail and wholesale products include premium cannabis flower and cannabis products, including concentrates, edibles, and vaporizer products. Its top branded products include Entourage vape pens, Wicked Sour gummies, Origyn Extracts, Jimmy’s Choice flower, Nantucket Nuggets flower, and Root 90 flower. The Company sells cannabis products at its medical dispensaries and is actively seeking licenses to operate adult-use cannabis retail establishments.

Ayr currently operates two state of the art facilities encompassing approximately 50,000 square feet of cultivation and production space. Ayr has begun construction on an additional 100,000 square feet of cultivation and production space.

Nevada

In Nevada, Ayr provides operational services to licensed Nevada establishments engaging in retail, cultivation, production, and distribution operations in Nevada, under Services and Operations Agreements. Ayr provides operational services to the some of the most productive dispensaries in Nevada, with six dispensaries licensed to sell in both the medical and adult-use markets in Nevada. Four of the dispensaries operate under the name “The Dispensary” with retail operations in the Greater Las Vegas markets (Clark County and Henderson, Nevada) as well as Reno, Nevada, with annualized sales averaging over $5,000 per square foot. The two remaining dispensaries are operating under the MYNT brand, with retail operations in Unincorporated Washoe County and Reno, Nevada, with annualized sales averaging over $3,000 per square foot.

The licensed cultivation and production facilities to which Ayr provides operational services produce premium cannabis products in over 70,000 square feet of cultivation and production space. The top branded products in Nevada include Kynd flower, Tumbleweed vape pens, Sun Valley extracts, CannaPunch beverages, Highly Edible and Kanji gummies, Dutch Girl edibles, and Nordic Goddess balm. In Nevada, the licensed establishments to which Ayr provides operational support, sell their branded products through the wholesale channel as well as the six dispensaries referenced above.

Pennsylvania

In Pennsylvania, Ayr is vertically integrated with a cultivation, processing, extraction, and medical retail dispensary operations. The cultivation operations encompass a 143,000 square foot cultivation and processing facility and a 38,400 square foot cultivation and extraction facility, with the capacity to expand to 74,000 square feet. There are two dispensaries operating under the name “Ayr Wellness”, in New Castle and Plymouth Meeting, Pennsylvania, Ayr currently sells one branded product in Pennsylvania, Revel premium cannabis flower, through both its retail establishments and wholesale channels.

Florida

In Florida, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and retail dispensary operations. Ayr’s current operations include a 300,000 square foot cultivation and production facility and 35 opened retail dispensaries, and an additional seven retail locations under development scheduled to open in 2021. The retail dispensaries currently operate under the Liberty Health Science banner. Ayr’s products include cannabis flower and cannabis products, including concentrates, and vaporizer products.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Arizona

In Arizona, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and retail dispensary operations. Ayr’s current operations include a 10,000 square foot cultivation and production facility and three retail dispensaries which operate under the Oasis brand and serve both the medical and adult-use markets. It has another 80,000 square feet of cultivation and production under development. Ayr’s products include premium cannabis flower and cannabis products, including concentrates, edibles, and vaporizer products. Its top branded products include Lit vape pens and Haze Extracts.

Ohio

In Ohio, Ayr has a 9,000 square foot production facility and a 58,000 square foot cultivation and production facility under development.

Brand Strategy

The level of products and brands across Ayr’s portfolio allows customers and patients the ability to select from a wide-ranging selection of high-quality products. By sharing brands across markets, Ayr has expanded the variety offered to customers and patients while expanding brand visibility. The Company maintains strict brand and quality assurance standards and implements standard operating procedures across its cultivation and production facilities to ensure product continuity and customer experiences across operating markets. This includes the centrally managed procurement of equipment and supplies.

Future Markets

Ayr leverages its human capital to drive improvements across all portfolios and divisions of the company. These synergies have driven Ayr’s operational success. Building on the operational excellence, Ayr plans on bringing its winning strategy to capitalize on expansion opportunities.

The Company’s business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. The Company evaluates the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. The Company targets best-in-class assets in relevant markets with large addressable populations in limited license states that are either currently or soon expected to be approved for adult-use. By establishing a substantial presence in markets that have the greatest growth potential, the Company expects to be well-positioned to have a first-mover advantage for future growth in adult-use cannabis as the market continues to expand.

The Company plans to implement its growth strategy by targeting acquisition opportunities in limited license jurisdictions, applying for de novo licenses and expanding its presence in current markets.

COVID-19 Strategy

During the pandemic, the Company was able to maintain operations and expand delivery options and curbside pick-up to provide additional fulfillment models that are safe and efficient for employees and customers. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company evaluated risk of supply chain disruption as well as staffing disruption. While Ayr has not experienced any failure to secure critical supplies or services, future disruptions in the supply chain are possible and may significantly increase cost or delay production time. To mitigate this risk, bulk orders are being placed in advance with key vendors. To remediate the risk of staffing disruption, the Company implemented new safety procedures in accordance with the guidance of the CDC, at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to the COVID-19 pandemic on an ongoing basis. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the business.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Recent Developments

Acquisitions – Definitive Agreements and Term Sheets

Massachusetts

On February 26, 2020, the Company entered a binding term sheet with Eskar Holdings, LLC, to acquire 100% of the membership interests in Eskar Holdings LLC. Subsequent to the signing of the term sheet, the Company entered both a definitive membership interest purchase agreement and purchase and sale agreement. Pursuant to the agreements, the Company will be acquiring rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts. The Company has agreed to pay a purchase price consisting of $1 million cash. In addition, for the purchase of the property, the Company paid a purchase price of $5 million cash. The closing of the acquisition is subject to, among other things, regulatory approval.

New Jersey

On March 29, 2021, the Company entered a definitive agreement to acquire Garden State Dispensary (GSD). The total purchase price is approximately, $101 million, consisting of cash, stock, and promissory notes. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at $97 million and payable in a combination of cash, promissory notes, and exchangeable shares. Pursuant to the agreement, the Company will be acquiring one of the 12 existing vertical license holders in New Jersey and one of the state’s original six alternative treatment centers (ATCs). GSD has three open dispensaries, the largest footprint of any operator, at heavily trafficked highway locations throughout the central region of the state, as well as 30,000 square feet of cultivation and production facilities in operation. An additional 75,000 square feet is currently under construction.

The closing for all acquisitions is subject to, among other things, regulatory approval and due diligence. As of March 31, 2021, the acquisitions have not closed.

Forward-Looking Financial Projections or Targets

Based on the results to date, management is expecting revenue during Q2 2021 of approximately $90 million, which reflects growth of over 54% sequentially and 218% year-over-year. Adjusted EBITDA margin is expected to remain in the 30% range on a US GAAP basis, reflecting the investment in new markets and growth projects that are expected to generate more meaningful revenue in the second half of 2021 and 2022.

In connection with the December 31, 2020 results, the Company released certain forward-looking financial projections or targets for the year ended December 31, 2022. As described in the news release on March 12, 2021, the Company provided an outlook for 2022 which included target revenues of $725 million and Adjusted EBITDA of $325 million on an International Financial Reporting Standards (“IFRS”) basis. The Company is reiterating its target for the year, revenue of at least $725 million. On a US GAAP-adjusted basis, the Company is also reiterating its guidance for 2022 with Adjusted EBITDA of $300 million, which is comparable to $325 million on an IFRS basis.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

In developing the 2022 guidance set forth above, Ayr made the following assumptions and relied on the following factors and considerations (as well as those referred to under “Forward-Looking Information”):

•	The targets are subject to the timing of pending M&A transactions:

•	New Jersey will close by the end of Q3 2021

•	The targets are subject to the timing of on-line dates for cultivation and manufacturing capacity as well as retail store openings:

•	Pennsylvania:

•	45,000 square feet of cultivation and manufacturing capacity will come on-line in Q2 2021, followed by an additional 38,000 in Q3 2021 and an additional cultivation expansion in Q3 2022.

•	Four additional retail locations will open in the second half of 2021, bringing the total store count to six.

•	Arizona:

•	80,000 square feet of additional cultivation and manufacturing capacity will come on-line in Q4 2021.

•	New Jersey:

•	76,000 square feet of additional cultivation and manufacturing capacity will come on-line in Q1 2022.

•	Adult-use sales will begin in Q1 2022.

•	Massachusetts:

•	Three adult-use retail locations in Greater Boston will be approved to open and will open by Q1 2022.

•	93,000 sq ft of additional cultivation and manufacturing capacity will come on-line in Q2 2022.

•	Florida:

•	42 retail locations in Florida by the end of 2021.

•	Steady, gradual improvement in cultivation yields in Florida and retail throughput in 2021 to reach annual retail revenues of roughly $4 million per store in 2022, in-line with the state average.

•	Ohio:

•	58,000 square feet of cultivation and manufacturing capacity will come on-line in Q3 2022.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Review of the Financial Results for the Three Months Ended March 31, 2021 and 2020

Adjusted EBITDA Reconciliation for the Three Months Ended March 31, 2021 and 2020

	Three Months Ended
	March 31, 2021	March 31, 2020
	$	$
Loss from operations	(8,368,167)	(8,578,044)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	5,792,389	-

Interest	244,286	116,646
Depreciation and amortization (from statement of cash flows)	7,476,106	3,810,248
Acquisition costs	3,136,976	128,379
Stock-based compensation, non-cash	8,223,545	12,145,302
Start-up costs[1]	1,622,959	-
Other[2]	285,955	181,112
	26,782,216	16,381,687
Adjusted EBITDA (non-GAAP)	18,414,049	7,803,643

Notes:

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-operating adjustments made to exclude the impact of non-recurring items.

Adjusted Gross Profit Reconciliation for the Three Months Ended March 31, 2021 and 2020

	Three Months Ended
	March 31, 2021	March 31, 2020
($ in millions)	$	$
Gross Profit	24.5	16.7
Incremental costs to acquire cannabis inventory in business combination	5.8	0.0
Start-up costs (within COGS)	1.2	0.0
Adjusted Gross Profit (Non-IFRS)	31.4	16.7

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Unaudited Consolidated Interim Statements of Operations and Comprehensive Loss for the Three Months Ended March 31, 2021 and 2020

	Three Months Ended
($ in millions)	March 31, 2021	March 31, 2020
Revenues, net of discounts	58.4	33.6
Cost of goods sold excluding fair value items	(28.1)	(16.9)
Incremental costs to acquire cannabis inventory in a business combination	(5.8)	0.0
Gross profit	24.5	16.7
Total expenses	(32.8)	(25.3)
Income (Loss) from operations	(8.4)	(8.6)
Total other (expense) income	(3.3)	(1.6)
Loss before income tax	(11.6)	(10.2)
Provision for income taxes	(5.0)	(4.1)
Net loss	(16.6)	(14.3)
Foreign currency translation adjustment	0.0	0.0
Net loss and comprehensive loss	(16.6)	(14.3)

Revenue

Revenue for the three months ended March 31, 2021 and 2020 was $58.4 million and $33.6 million, respectively, increasing $24.9 million or 74%. The increase in revenue was driven by organic growth, completed cultivation expansions in each of the two existing markets, and market expansion due to acquisitions. Revenue increases were a result of strong execution, with a focus on data driven key performance indicators (KPI’s) and sharpening standard operating procedures (SOP’s), resulting in substantial improvements to the business.

In Massachusetts, the wholesale market experienced gains as revenue increased $6.4 million or 88% over the comparable quarters due to the strong sales pipeline as well as the successful cultivation expansion completed in the second quarter of 2020, resulting in more sellable inventory. Massachusetts retail revenue increased $2.5 million or 77% over the prior year. This significant increase was driven by an improvement in the quantity and quality of flower demonstrated by consistent yields with THC averages of 25%. In Nevada, substantial retail gains of $5.3 million or 24% were driven by a more efficient and modern ordering platform as well as additional fulfilment options including delivery and curbside pickup. In addition, Nevada continued to source the highest quality products for their shelves from both internal and externally procured products. Furthermore, Ayr expanded its operations to Pennsylvania, Florida, Arizona, and Ohio through acquisitions.

Gross Profit

Gross profit for the three months ended March 31, 2021 and 2020 was $24.5 million and $16.7 million, respectively, increasing $7.8 million or 47%. Gross profit percentage for the three months ended March 31, 2021 and 2020 was 41.9% and 49.7%, respectively.

Gross profit for the three months ended March 31, 2021, includes $5.8 million of incremental costs to acquire cannabis inventory in a business combination and $1.2 million of start-up costs. These relate to the adjustment of inventory from fair value as part of the purchase price allocation and set-up costs to prepare a location for its intended use, which are not indicative of ongoing operations. The adjusted gross profit percentage of revenue for the three months ended March 31, 2021 and 2020, was 53.8% and 50%, respectively. The improvement was due to the several factors: increase of internally sourced product sold through the Company’s retail channels in Nevada, the cultivation expansions led to operating leverage driving cultivation costs down, and the addition of the vertically integrated Florida market.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Total Expenses

Total expenses for the three months ended March 31, 2021 and 2020 were $32.8 million and $25.3 million, respectively, increasing $7.6 million or 30%. The increase in expense is due to an increase in general and administrative expenses of $6.5 million and acquisition expense of $3.0 million. With expanded operations, compensation and benefits, and rent and utilities increased $3.3 million. Acquisition expense increased due to four acquisitions that occurred during the period ended March 31, 2021. Total expenses as a percent of revenue during the three months ended March 31, 2021 and 2020, were 56% and 75%, respectively.

Total Other Expense

Total other expense for the three months ended March 31, 2021 and 2020 was $3.3 million and $1.6 million, respectively. This change was primarily driven by interest expense which increased due to the four-year senior secured promissory notes.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted or substantively enacted at period-end. The deferred tax is mainly driven by changes in the amortization of intangibles.

Total income tax expense for the three months ended March 31, 2021 and 2020 was $5.0 million and $4.1 million, respectively. The current tax expense was $7.1 million and $4.0 million, respectively, for the three months ended March 31, 2021 and 2020. The increase in current tax expense was driven by operational improvements resulting in an increase in taxable income. The deferred tax recovery (expense) was $2.0 million and ($0.1) million, respectively, for the three months ended March 31, 2021 and 2020.

Net Loss

Net loss for the three months ended March 31, 2021 and 2020 was ($16.6) million and ($14.3) million, respectively. The decrease was primarily driven by the factors described above.

Liquidity and Capital Resources as of March 31, 2021

Selected Liquidity and Capital Resource Information

($ in millions)	March 31, 2021	December 31, 2020
Cash	195.7	127.2
Total current assets	297.7	159.0
Total assets	1,465.8	564.9
Total current liabilities	62.7	57.6
Total long-term liabilities	476.8	222.1
Total liabilities	539.5	279.7
Total shareholders' equity	926.3	285.3

As of March 31, 2021, the Company had cash of $195.7 million, other current assets of $102.0 million, current liabilities of $62.7 million, and working capital of $235.0 million compared to December 31, 2020 which had cash of $127.2 million, other current assets of $31.8 million, current liabilities of $57.6 million, and working capital of $101.5 million to meet its current obligations. The overall increase in net working capital is due to the increase in inventory due to the acquisitions in Florida and Arizona, and the cash received through an equity offering.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

The Company is generating cash from sales and deploying its capital reserves to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are expected to be used for capital expenditures and improvements to existing facilities, marketing, and product development, as well as acquisitions.

Selected Cash Flow Information

	Three Months Ended March 31,
($ in millions)	2021	2020
Net cash (used in) provided by operating activities	(19.9)	7.1
Net cash used in investing activities	(31.0)	(4.4)
Net cash provided by (used in) financing activities	119.4	(1.1)
Net increase in cash	68.4	1.5
Effect of foreign currency translation	-	-
Cash, beginning of the period	127.2	8.4
Cash, end of the period	195.7	9.9

Operating Activities

Net cash (used in) provided by operating activities during the periods ended March 31, 2021 and 2020 was ($19.9) million and $7.1 million, respectively, a decrease of $27.0 million. The decrease in net cash provided by operating activities was driven by tax payments that occurred throughout the period ended March 31, 2021 as well as an investment of cash in inventory to provide additional products to consumers.

Investing Activities

Net cash used in investing activities during the periods ended March 31, 2021 and 2020 was ($31.0) million and ($4.4) million, respectively, a decrease of ($26.6) million. The cash used during the current year was due primarily to the cash paid for business combinations and asset acquisitions as well as the purchase of property, plant, and equipment while the increase in the previous year is due to the purchase of property, plant, and equipment.

Financing Activities

Net cash provided by (used in) financing activities during the periods ended March 31, 2021 and 2020 was $119.4 million and ($1.1) million, respectively, an increase of $120.5 million. The increase in net cash provided by financing activities was primarily due to the proceeds from an equity offering.

Capital Management

The Company’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Company’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Company will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Company’s approach to capital management during the period ended March 31, 2021 and December 31, 2020. The Company is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Company may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Company will be able to continue raising capital in this manner.

The Company strengthened its cash position with a senior secured debt offering of $110 million that closed on December 10, 2020 and an equity offering with gross proceeds of approximately $157.6CDN million that closed on January 14, 2021.

Share Capital

As of March 31, 2021 and December 31, 2020, the Company had share capital of $1,182.6 million and $524.3 million, respectively, consisting of additional paid-in capital.

Outstanding Shares

	March 31, 2021	December 31, 2020
Issued and outstanding
Multiple Voting Shares	3,696,486	3,696,486
Subordinate Voting Shares	9,785,526	4,264,417
Restricted Voting Shares	21,882,003	12,588,577
Limited Voting Shares	15,792,963	12,020,647
Exchangeable Shares	6,347,565	2,127,543
Treasury stock	(63,800)	(63,800)

Total number of shares	57,440,743	34,633,870

As of March 31, 2021, the Company had 9,577,275 Subordinate Shares issuable upon the exercise of Warrants, 5,281,150 restricted Exchangeable Share units, and 45,672 Subordinate Shares issuable upon the exercise of rights reserved for issuance. As of December 31, 2020, the Company had 10,486,312 Subordinate Shares issuable upon the exercise of Warrants, 4,237,150 restricted Exchangeable Share units, and 138,394 Subordinate Shares issuable upon the exercise of rights reserved for issuance.

Liquidity

As of March 31, 2021, the Company had working capital of $235.0 million compared to December 31, 2020 when it had working capital of $101.5 million.

Summary of Future Commitments

Year	Leases	Debt	Total
2021	10,880,866	11,145,329	22,026,195
2022	13,731,151	5,611,722	19,342,873
2023	13,035,089	11,446,496	24,481,585
2024	11,595,954	147,809,548	159,405,502
2025	10,385,957	25,888,342	36,274,299
Thereafter	93,483,684	-	93,483,684
Total Commitments	153,112,701	201,901,437	355,014,138

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the definitive agreements and term sheets referenced in Note 18 in the interim financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P. entered into a management agreement with the Company dated May 24, 2019. As of March 31, 2021 and December 31, 2020, $262,489 and $83,371 was included in prepaid expenses as an advance for these services. Included in expenses for the period ended March 31, 2021, are management fees of $1,787,073 that are included in general and administrative expenses and embedded lease fees of $115,575 that are included in operating lease expense. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of March 31, 2020 and December 31, 2020, Mercer Park Brand Acquisition Corp. (“Brand”), a SPAC that has limited services shared with the Company, owed to Ayr $139,759 and $135,000. This is included in due from related parties.

During the period ended March 31, 2021, the Company incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $25,500 (2020: $25,500) of office expenses, $150,000 (2020: $112,500) of rental fees, and $66,546 (2020: $1,308) of interest expense.

Directors and officers of the Company are considered key members of management. Compensation for the directors and officers in the respective years were comprised of:

	Three Months Ended
	March 31, 2021	March 31, 2020
Compensation and benefits, included in management fee	$937,500	$469,375
Stock-based compensation, non-cash	8,223,545	12,145,302
Total compensation	$9,161,045	$12,614,677

Refer to Note 12 and 17 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the three months ended March 31, 2021 and 2020.

Significant Accounting Judgments and Estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the interim financial statements.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19 has cast uncertainty on the assumptions used by management in making its judgments and estimates.

The following discusses the most significant accounting judgments, estimates and assumptions that the Company has made in the preparation of its financial statements.

Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree..

Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed to total expenses. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in determining the fair value of intangible assets, estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Goodwill impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company performs a qualitative assessment to determine that it was more-likely-than-not if the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill

Leases

Each capitalized lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 9.8% to 15.0% per annum. The weighted-average rate is based on the internal borrowing rate, which relies on judgments and estimates.

Provisions and contingent liabilities

When the Company is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as, the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss and comprehensive loss.

Expected credit loss

Management determines expected credit loss (“ECL”) by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the period end.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to the expectation of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that the tax positions taken will be sustained upon examination by applicable tax authorities.

Risk Factors

Please refer to the Company’s final non-offering prospectus dated December 17, 2020, the Company’s management information circular dated October 14, 2020, and the Company’s Annual Information Form for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. The Company's financial instruments consist of cash, deposits, short term investments, warrant liability, and make-whole provisions and contingent consideration included as purchase consideration relating to business combinations. These financial instruments are measured at fair value or are short-term in nature where fair value approximates their carrying value (see Note 18 to the financial statements).

The Company is exposed to credit risk, liquidity risk and interest rate risk. The Company’s management oversees the management of these risks. The Company`s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured and managed in accordance with Company policies and risk appetite.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

The hierarchy used to fair value the financial instruments as of March 31, 2021 and December 31, 2020, were as follows:

•	Level 1: Cash and deposits

•	Level 2: None

•	Level 3: Make-whole provisions and contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

	Carrying values
Financial assets March 31, 2021	FVTPL	AC	Total
Cash	$195,649,339	$-	$195,649,339
Deposits	2,621,905	-	2,621,905
Accounts receivable	-	5,022,795	5,022,795
	$198,271,244	$5,022,795	$203,294,039
December 31, 2020
Cash	$127,238,165	$-	$127,238,165
Deposits	1,562,493	-	1,562,493
Accounts receivable	-	3,464,401	3,464,401
	$128,800,658	$3,464,401	$132,265,059

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

	Carrying values
Financial liabilities March 31, 2021	FVTPL	AC	Total
Contingent consideration	$141,122,422	$-	$141,122,422
Trade payables	-	17,426,643	17,426,643
Accrued liabilities	-	12,631,570	12,631,570
Accrued interest payable	-	7,096,711	7,096,711
Purchase consideration payable	-	5,262,163	5,262,163
Debts payable	-	194,725,450	194,725,450
	$141,122,422	$237,142,537	$378,264,959
December 31, 2020
Contingent consideration	$22,961,411	$-	$22,961,411
Trade payables	-	8,899,786	8,899,786
Accrued liabilities	-	8,706,813	8,706,813
Accrued interest payable	-	3,301,155	3,301,155
Purchase consideration payable	-	9,053,057	9,053,057
Debts payable	-	165,885,544	165,885,544
	$22,961,411	$195,846,355	$218,807,766

The Company is exposed to credit risk, liquidity risk and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by policies and procedures and financial risks are identified, measured and managed in accordance with the Company’s policies and the Company’s risk appetite.

The Company quantified the sensitivity of inputs in relation to the contingent consideration as of March 31, 2021 and December 31, 2020, and would expect the following effects on fair value in the event of changes to the discount rate to the earn-out provisions related to the acquisitions of Sira and Oasis, respectively:

			Value at period end
Significant assumption	Inputs	Sensitivity	March 31, 2021	December 31, 2020
Discount rate	10% (2020)	Increase 1%	$23,273,076	$22,681,839
		Decrease 1%	23,746,322	23,247,053

			Value at period end
Significant assumption	Inputs	Sensitivity	March 31, 2021	December 31, 2020
Discount rate	9.81% (2020)	Increase 1%	$119,287,100	$-
		Decrease 1%	116,016,700	-

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, deposits and accounts receivable. To address its credit risk arising from cash and deposits, the Company ensures to keep these balances with reputable financial institutions. The Company has not recorded an ECL as all amounts are considered to be recoverable and are immaterial. The Company is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No ECL has been recorded by the Company as all receivables are expected to be collected and are not significant. As of March 31, 2021 and December 31, 2020, the maximum amount exposed to credit risks was $130,702,566 and $11,024,435, respectively, including cash. The components of accounts receivable as of March 31, 2021 and December 31, 2020 were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as of March 31, 2021	$4,349,844	$499,106	$173,845	$5,022,795
Balance, as of December 31, 2020	2,995,368	469,033	-	3,464,401

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

Liquidity Risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. As of March 31, 2021 and December 31, 2020, all trade payables and accrued liabilities are due within a year. Refer to the Summary of Future Commitments table for future lease and debt commitments. The Company has the following gross obligations as of March 31, 2021, which are expected to be payable:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$30,058,213	$-	$-	$30,058,213
Lease obligations	4,307,052	16,593,868	41,707,890	62,608,810
Purchase consideration	5,262,163	-	-	5,262,163
Income tax payable	10,249,957	-	-	10,249,957
Debt Payable	11,145,329	80,756,108	-	91,901,437
Contingent consideration	-	27,500,000	-	27,500,000
Senior secured notes	-	110,000,000	-	110,000,000
Accrued interest payable	4,301,747	2,794,964	-	7,096,711
	$65,324,461	$237,644,940	$41,707,890	344,677,291

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Currency Risk

The operating results and financial position of the Company are reported in United States dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of March 31, 2021 and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company believes that a change in exchange rates will not have a significant impact on financial results. The Company performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end			Effect on fair value, as at
	Dr (Cr.)			March 31, 2021
Balance sheet account	CDN $	Conversion rate	Sensitivity	$
Cash and cash equivalents	75,983	0.7824	Increase / Decrease 1%	594